Exhibit 99.1

N E W S   R E L E A S E

Siyata Announces Nasdaq Delisting Notice and Nasdaq Appeal

VANCOUVER, BC / ACCESSWIRE / July 3, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) ("Siyata" or the "Company"), a global provider of innovative Push-to-Talk over Cellular and cellular signal booster solutions, today announced receipt of a Staff Delisting Determination dated June 30, 2023 (the "Staff Determination") from the Listing Qualifications Department of the Nasdaq Stock Market, LLC ("Nasdaq"). The Company was notified that Nasdaq has determined to delist the Company's common shares, no par value per share ("Common Shares"), from the Nasdaq Capital Market for failure to maintain, pursuant to Nasdaq Listing Rule 5810 (the "Low Price Stocks Rule"), a minimum bid price of $0.10 per share for a period of 10 consecutive trading days starting on June 15, 2023.

The Company intends to appeal the Staff Determination by requesting a hearing (the "Hearing") before a Nasdaq Hearings Panel (the "Panel") which will stay the delisting of the Company's Common Shares pending the Panel's decision. According to the Staff Determination, hearings are typically scheduled to occur approximately 30-45 days after the date of a company's hearing request.

The Company is also currently subject to a delisting determination pursuant to Nasdaq Rule 5550(a)(2) (the "Minimum Bid Price Rule"), resulting from the fact that the closing bid price of the Company's Common Shares was below $1.00 per share for a period of thirty consecutive trading days. On February 23, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq granting the Company's request for a 180-day extension to regain compliance with Nasdaq's Minimum Bid Price Rule. The Company now has until August 21, 2023 to meet this requirement.

The Company's plan is to effect compliance with the Low Price Stocks Rule and the Minimum Bid Price Rule by effecting a reverse stock split. The Company will hold its Annual General Meeting of shareholders on August 3, 2023 and will request that its shareholders approve the proposal to authorize the reverse stock split at a ratio, determined by its Chief Executive Officer, that will result in the Common Shares trading above $1.00 per share.

Assuming that the Company submits its request for a hearing within the allotted time, Nasdaq's delisting determination with respect to the Low Price Stocks Rule will have no immediate effect on the listing or trading of the Company's Common Shares, which will continue to trade on the Nasdaq Capital Market under the symbol "SYTA."

There can be no assurance that the Panel will determine to continue to allow the listing of the Company's Common Shares on the Nasdaq Capital Market, or that the Company will consummate a reverse stock split or any other transaction, that will effect compliance with the Minimum Bid Price Rule and the Low Price Stocks Rule.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s Common Shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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